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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

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                            Amendment No. 1
                                  to
                            SCHEDULE 14D-9
           Solicitation/Recommendation Statement Pursuant to
      Section 14(d)(4) of the Securities Exchange Act of 1934
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                       CURTICE-BURNS FOODS, INC.
                       (Name of Subject Company)

                       CURTICE-BURNS FOODS, INC.
                   (Name of Person Filing Statement)

            Class A Common Stock, Par Value $0.99 Per Share
            Class B Common Stock, Par Value $0.99 Per Share
                    (Title of Class of Securities)
                   --------------------------------

                               231382102
                               231382201
                 (CUSIP Number of Class of Securities)
                   --------------------------------

                         Mr. J. William Petty
                 President and Chief Executive Officer
                       Curtice-Burns Foods, Inc.
                     90 Linden Place, P.O. Box 681
                          Rochester, NY 14603
                            (716) 383-1850
     (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                            With Copies to:

                          Richard Hall, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                          New York, NY 10019
                            (212) 474-1000
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



               This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on September 28, 1994 by Curtice-Burns Foods, Inc., a New York corporation (the "Company"), in connection with a proposed tender offer by PF Acquisition Corp., a New York corporation and a wholly owned subsidiary of Pro-Fac Cooperative, Inc., a New York cooperative corporation, to purchase all outstanding shares of Class A Common Stock, par value $0.99 per share, and Class B Common Stock, par value $0.99 per share, (together, the "Shares") of the Company at a price of $19 per Share, net to the seller in cash. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

               Item 4.  The Solicitation or Recommendation.

               The response to Item 4 is hereby amended by adding thereto the following:

               On October 20, 1994, the Company mailed to its shareholders its annual report for the fiscal year ended June 1994. Such Annual Report was accompanied by a letter dated October 12, 1994, from J. William Petty, the Company's President and Chief Executive Officer, reminding shareholders that the Company's Board of Directors has approved the Offer. A copy of such letter is attached hereto as Exhibit 14 and is incorporated herein by reference.

               Item 9.  Material to be Filed as Exhibits.

               Item 9 is hereby amended by adding thereto the following exhibit:

               Exhibit 14  -Letter to the Company's Shareholders
                            dated October 12, 1994.


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                               SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   /s/ J. William Petty
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                                   Name:  J. William Petty
                                   Title:  President and Chief
                                           Executive Officer


     Date:  October 20, 1994



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                             EXHIBIT INDEX


     Exhibit 14     Letter to the Company's Shareholders dated
                    October 12, 1994.